EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is made by and between The RBB fund Trust, a Delaware statutory trust (the “Trust”), on behalf of the funds listed on Schedule A hereto (each, a “Fund” and collectively, the “Funds”), and Penn Capital Management Company, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement dated [November 7, 2024]; and

WHEREAS, the Fund and its respective classes is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s expenses pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

With respect to each Fund other than the Penn Capital Short Duration High Income Fund and Penn Capital Opportunistic High Income Fund, the Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Fund or any Class thereof, to the extent necessary so that total annual operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) for the Fund or any Class thereof do not exceed the amount listed on Schedule A hereto for the Fund or Class.

With respect to each of the Penn Capital Short Duration High Income Fund and Penn Capital Opportunistic High Income Fund, the Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Fund or any Class thereof, to the extent necessary so that total annual operating expenses (including any acquired fund fees and expenses incurred by the Fund as a result of its investments in other investment companies managed by the Adviser, but excluding any acquired fund fees and expenses incurred by the Fund as a result of its investments in unaffiliated investment companies, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) for the Fund or any Class thereof do not exceed the amount listed on Schedule A hereto for the Fund or Class.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously assumed for a Fund or a Class thereof in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made for a period of three years following the end of the month in which the waiver or assumption was made, and (2) can be repaid without causing the expenses of the Fund or Class to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.

The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement shall continue in effect through December 31, 2025 and for consecutive one-year terms thereafter, subject to annual approval by the Board of Trustees of the Trust, unless sooner terminated as provided herein.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser, or in the event of merger, reorganization or liquidation of the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the ___ day of ___________, 2024.

THE RBB FUND TRUST
on behalf of the Funds listed on Schedule A attached hereto

By:
Name:
Title:

PENN CAPITAL MANAGEMENT COMPANY, LLC

By:
Name:
Title:

SCHEDULE A

Fund	Expense Limitation (as a percentage of a Fund’s average daily net assets)
Penn Capital Mid Cap Core Fund
Institutional Class	1.06%
Penn Capital Special Situations Small Cap Equity Fund
Institutional Class	1.09%
Penn Capital Opportunistic High Income Fund
Institutional Class	0.72%
Penn Capital Short Duration High Income Fund
Institutional Class	0.54%